UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 26, 2022

ALPINE ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40765	86-1957639
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

10141 N. Canyon View Lane

Fountain Hills, Arizona 85268

(Address of Principal Executive Offices) (Zip Code)

(703) 899-1028

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	REVEU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	REVE	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for common stock at an exercise price of $11.50 per share	REVEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on May 18, 2022, Alpine Acquisition Corporation, a Delaware corporation (“Alpine”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AAC Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Alpine (“Merger Sub”), and Two Bit Circus, Inc., a Delaware corporation (“TBC”). Pursuant to the Merger Agreement, Merger Sub will merge with and into TBC, with TBC surviving the merger as a wholly-owned subsidiary of Alpine (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement including the Hotel Purchase (as defined below) (together with the Merger, the “Transactions” or “Business Combination”), TBC will become a wholly-owned subsidiary of Alpine and the stockholders of TBC will become stockholders of Alpine. TBC is a Los Angeles-based experiential entertainment company that is affiliated with certain members of Alpine’s management team.

Concurrently with the execution of the Merger Agreement as contemplated therein, Alpine entered into a Purchase and Sale Agreement (the “Hotel Purchase Agreement” and collectively with the Merger Agreement the “Business Combination Agreements”) with Pool IV Finance LLC, Pool IV TRS LLC and PHF II Stamford LLC (“Hotel Sellers”) pursuant to which Alpine will purchase (the “Hotel Purchase”) the Hilton Stamford Hotel & Executive Meeting Center and the Crowne Plaza Denver Airport Convention Center Hotel (collectively, the “Hotels”) simultaneously with the closing of the Merger.

On August 26, 2022, the Merger Agreement and Hotel Purchase Agreement were amended (the “Amendments”) in order to extend the date by which the parties may terminate such agreements if the transactions contemplated thereby have not been consummated from September 30, 2022 to November 30, 2022.

The foregoing summary of the Amendments are qualified in their entirety by reference to the text of such Amendments, which are attached as exhibits hereto and incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

None of Alpine, TBC, Hotel Sellers, or any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transactions between Alpine and TBC and Hotel Sellers respectively, including statements regarding the benefits of the transaction, the anticipated timing of the Transactions, the business of TBC and the markets in which it and the Hotels operate. Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Alpine’s, TBC’s, and Hotel Sellers’ expectations with respect to future performance and anticipated financial impacts of the proposed Transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Alpine’s, TBC’s, and Hotel Sellers’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risk that the benefits of the Business Combination may not be realized; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Alpine’s securities; the failure to satisfy the conditions to the consummation of the Business Combination, including the failure of Alpine’s stockholders to approve and adopt the Merger Agreement or the failure of Alpine to satisfy the Minimum Cash Condition following redemptions by its stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or Hotel Purchase Agreement; the outcome of any legal proceedings that may be initiated following announcement of the Business Combination; any issue regarding the combined company’s continued listing on a national securities exchange after Closing; the risk that the proposed Transactions disrupt current plans and operations of TBC as a result of the announcement and consummation of the Business Combination; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the impact of COVID-19 or other adverse public health developments; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in Alpine’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Alpine, TBC, and Hotel Sellers caution that the foregoing list of factors is not exclusive. Alpine, TBC, and Hotel Sellers caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Alpine, TBC, or Hotel Seller undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transactions between Alpine and TBC and Hotel Sellers respectively, Alpine has filed with the SEC a registration statement on Form S-4 which includes New TBC’s prospectus as well as Alpine’s proxy statement (the “Proxy Statement/Prospectus”). Alpine plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction. INVESTORS AND SECURITYHOLDERS OF Alpine ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALPINE, TBC, THE HOTELS, THE TRANSACTION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by New TBC and Alpine through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Alpine’s website at https://alpineacquisitioncorp.com/investors or by directing a written request to Alpine at 10141 N. Canyon View Lane, Fountain Hills, Arizona 85268.

Participants in the Solicitation

Alpine, TBC, and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Alpine in connection with the transaction, including a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Alpine’s directors and executive officers can also be found in Alpine’s final prospectus dated August 19, 2021 and declared effective by the SEC on August 30, 2021. These documents are available free of charge as described above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 18, 2022, by and among Alpine Acquisition Corporation, AAC Merger Sub Inc. and Two Bit Circus, Inc.
2.2	Amendment No. 1 to Purchase and Sale Agreement, dated as of May 18, 2022, between Pool IV Finance LLC, Pool IV TRS LLC, PHF II Stamford LLC and Alpine Acquisition Corporation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 29, 2022

ALPINE ACQUISITION CORPORATION

By:	/s/ Kim Schaefer
	Name:	Kim Schaefer
	Title:	Chief Executive Officer

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